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December 12, 2006

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Compuware Corporation
         Form 10-K for the fiscal year ended March 31, 2006
         File No. 000-20900

Dear Mr. Wilson:

On behalf of Compuware Corporation, a Michigan corporation (the "Company" or "Compuware"), I am responding to the Staff's comment letter dated December 1, 2006 with respect to Compuware's Form 10-K for the fiscal year ended March 31, 2006. I have set forth below each question contained in the Staff's comment letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

CORPORATE AND OTHER EXPENSES, PAGE 30

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 1 AND IT REMAINS UNCLEAR TO US WHY YOU BELIEVE THAT THE PRESENTATION OF A NON-GAAP EFFECTIVE TAX RATE IS USEFUL. IN THIS REGARD, WE DO NOT BELIEVE THAT DISCLOSING THE MEASURE BECAUSE IT "ALLOWS [INVESTORS] TO QUICKLY UNDERSTAND THE IMPACT ON OUR EFFECTIVE TAX RATE OF THE RESOLUTION OF THE TAX MATTERS DISCUSSED IN THE FORM 10-K WITHOUT HAVING TO DO THE CALCULATION THEMSELVES" IS A SUBSTANTIVE REASON FOR DISCLOSING THE NON-GAAP


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     MEASURE. PLEASE EXPLAIN TO US, IN REASONABLE DETAIL, WHY YOU BELIEVE THAT
     THE PRESENTATION OF THE NON-GAAP MEASURE PROVIDES USEFUL INFORMATION TO INVESTORS. ALSO, PLEASE EXPLAIN HOW YOU INTEND TO COMPLY WITH ITEM 10(E)(1)(C) OF REGULATION S-K IN FUTURE FILINGS.

     We consider the information useful because investors have typically requested similar information from us in the past as an additional data point for comparison to prior periods. While the information needed to calculate the non-GAAP effective tax rate was available in the Form 10-K, our purpose was to make the non-GAAP information generally available to all investors in anticipation of questions from investors. In view of the Staff's concerns, in future 10-Q and 10-K filings, we intend to provide disclosure only on the effective tax rate calculated pursuant to GAAP and not to provide the non-GAAP calculation. Period to period changes in the reported effective tax rates and changes from the statutory tax rate will be disclosed if material or necessary to provide the reader with a better understanding of our financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 41

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 2 AND WE BELIEVE THAT THE COSTS TO PROVIDE MAINTENANCE AND SUPPORT SERVICE REVENUES SHOULD BE CLASSIFIED AS COST OF SALES. IF THE INDIVIDUALS THAT PROVIDE THESE SERVICES PLAY A DUAL ROLE IN YOUR OPERATIONS, THEN AN ALLOCATION OF THEIR COSTS SHOULD BE CONSIDERED IN YOUR INCOME STATEMENT CLASSIFICATION. WHILE ESTIMATES AND ASSUMPTIONS MAY BE NECESSARY TO ALLOCATE CERTAIN COSTS, IT DOES NOT APPEAR THAT THE NEED TO MAKE SUCH ESTIMATES ALTERS THE REQUIREMENTS TO PROVIDE THE REQUESTED DISCLOSURE. REFER TO 5-03(B)(2) OF REGULATION S-X. AS PREVIOUSLY REQUESTED, PLEASE QUANTIFY THE COSTS THAT REPRESENT THE COST OF PROVIDING MAINTENANCE AND SUPPORT REVENUES THAT ARE CURRENTLY INCLUDED IN "TECHNOLOGY AND SUPPORT". ADDITIONALLY, PLEASE REVISE YOUR FINANCIAL STATEMENTS TO PRESENT COST OF MAINTENANCE AND SUPPORT OR ADVISE WHY SUCH REVISION IS NOT NECESSARY.

     We estimate cost of maintenance as $41.7 million, $42.1 million and $41.9 million, for the years ended March 31, 2006, 2005 and 2004, respectively. This is approximately 3.5%, 3.4% and 3.3% of total revenue and 3.9%, 3.7% and 3.4% of operating expenses for the years ended March 31, 2006, 2005 and 2004, respectively.

     Disclosing the cost of maintenance separately in the statement of operations would have had no impact on net income, income from operations or total operating expenses. However, as requested, we will disclose the cost of maintenance as a separate line item in the statement of operations in future filings for all periods presented beginning with the Form 10-Q for the quarter ending December 31, 2006.


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NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED), PAGE 68

3. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBER 4 AND IT REMAINS UNCLEAR TO US WHY YOU BELIEVE THAT YOU HAVE COMPLIED WITH ITEM 302(A)(1) OF REGULATION S-K. IN THIS REGARD, YOU MUST PRESENT GROSS MARGIN AS REQUIRED BY THIS ITEM OR PRESENT COST OF SALES AS ALLOWED BY QUESTION 3 OF SAB TOPIC 6.G. PLEASE NOTE THAT YOUR PRESENTATION OF COST OF SALES SHOULD BE IN ACCORDANCE WITH 5-03(B)(2) OF REGULATION S-X AS NOTED IN COMMENT NUMBER 2 ABOVE. PLEASE REVISE YOUR PRESENTATION OR ADVISE WHY SUCH REVISION IS NOT NECESSARY.

     As discussed in our response to comment number 2, we will include cost of maintenance on the face of the statement of operations in all future filings. The disclosure of this amount will allow a calculation of gross margin to be included in this footnote. As a result, we will include this disclosure in all applicable future filings beginning with the Form 10-K to be filed for the year ending March 31, 2007.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff's comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7372 or Jean Rauchholz at (313) 227-7559 with any questions or if we can be of any assistance.

Very truly yours,



Laura Fournier
Senior Vice President, Treasurer and
Chief Financial Officer


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